BAYOU STEEL CORPORATION

To Our Stockholders:

Net losses of $4,078,000 in the third quarter and $4,672,000 for the first nine months of fiscal 1993 were due to strike-related costs and to increases in scrap cost, which were partially offset by increases in shape prices. Your Company continues to be affected by a strike with the United Steelworkers of America, Local 9121, which began on March 21, 1993.

BUSINESS REVIEW

Steel structural shape shipments increased by approximately 8% in the third quarter and 9% in the nine-month period of fiscal 1993 compared to the same periods of fiscal 1992. The increases are mainly attributable to improving export sales.

Shape margins were temporarily squeezed during the third quarter of fiscal 1993 due to a rapid increase in steel scrap cost which was only partially offset with an increase in shape selling prices. Scrap costs increased by 18.2% during the third quarter of 1993 compared to the same quarter of fiscal 1992.

Strike-related costs were extensive and the decline in production, early in the strike, increased our unit production costs. In addition, reduced shape inventory levels have resulted in some missed shipment opportunities.

FINANCIAL CONDITION

Bayou Steel's financial position continues to be strong. Stockholders' equity is $62.7 million. Net working capital is a healthy $40.3 million with a current ratio of 2.4 to 1.0, including $6.1 million in invested cash. The Company's unused $40 million working capital facility is also available, subject to continued maintenance of the tangible net worth covenant or waiver or modification thereof, if necessary, by the lenders.

OUTLOOK

Negotiations on a new collective bargaining contract have continued with the United Steelworkers of America, but economic differences have, to date, precluded an agreement. The Union has recently announced a corporate campaign which is designed to bring pressure on the Company from individuals and institutions with direct financial or other interests in the Company.

Competition will remain intense as little improvement in the overall market is expected. In the fourth quarter, strike costs should decrease substantially since the Company is currently operating and producing at normal levels, although reduced shape inventory levels could result in some lost sales. I am pleased to report that our various constituencies have remained loyal, supportive, and understanding during the strike. We appreciate their efforts and the efforts of the many employees who continue steel-making operations.

Sincerely,




HOWARD M. MEYERS
Chairman of the Board,
President and Chief Executive Officer

August 10, 1993

BAYOU STEEL CORPORATION

Balance Sheets (in thousands)

                                          (Unaudited)             (Audited)
                                            June 30,            September 30,
                                              1993                  1992
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments    $     6,056            $    11,150
  Trade receivables                           14,781                 11,900
  Other receivables                              299                    439
  Inventories                                 47,468                 53,752
  Prepaid expenses                               537                    257
                                         -----------            -----------
        Total current assets                  69,141                 77,498
                                         -----------            -----------
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements                        3,528                  3,517
  Machinery and equipment                     71,893                 71,120
  Plant and office building                   12,001                 11,289
  Construction in progress                     4,713                  3,935
  Less-Accumulated depreciation              (22,710)               (19,625)
                                         -----------            -----------
        Net property, plant
          and equipment                       69,425                 70,236
                                         -----------            -----------
OTHER ASSETS:                                  1,240                  1,647
                                         -----------            -----------
        Total assets                     $   139,806            $   149,381
                                         ===========            ===========







                                          (Unaudited)             (Audited)
                                           June 30,             September 30,
                                             1993                   1992
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                      $    12,552             $    14,838
  Accrued liabilities                         6,934                   5,101
  Current maturities of long-term debt        9,318                     392
                                        -----------             -----------
        Total current liabilities            28,804                  20,331
                                        -----------             -----------
LONG-TERM DEBT:
  Senior secured notes                       46,600                  60,000
  Notes payable                               1,689                   1,665
                                        -----------             -----------
        Total long-term debt                 48,289                  61,665
                                        -----------             -----------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value -
        Class A                                 106                     106
        Class B                                  23                      23
        Class C                                -                       -
                                        -----------             -----------
        Total common stock                      129                     129

  Paid-in capital                            44,891                  44,891

  Retained earnings                          17,693                  22,365
                                        -----------             -----------
        Total stockholders' equity           62,713                  67,385
                                        -----------             -----------
        Total liabilities &
          stockholders' equity          $   139,806             $   149,381
                                        ===========             ===========



Statements of Income (Loss) (Unaudited; in thousands, except per share data)
                      Third Quarter Ended June 30,   Nine Months Ended June 30,
                         1993              1992         1993            1992
   NET SALES           $  34,485        $  31,050    $  99,726       $  89,297
   COST OF SALES          33,740           28,432       93,306          81,534
                       ---------        ---------    ---------       ---------
   GROSS PROFIT              745            2,618       61,420           7,763
   SG&A EXPENSES             963            1,103        3,073           3,240
                       ---------        ---------    ---------       ---------
   OPERATING INCOME
    (LOSS)                  (218)           1,515        3,347           4,523
                       ---------        ---------    ---------       ---------
   OTHER EXPENSES         (3,860)          (2,019)      (8,775)         (6,077)
                       ---------        ---------    ---------       ---------
   INCOME(LOSS)BEFORE
     EXTRAORDINARY
     GAIN                 (4,078)            (504)      (5,428)          (1,554)

   EXTRAORDINARY GAIN       -                -             756             -
                       ---------        ---------    ---------        ---------
   NET INCOME (LOSS)   $  (4,078)       $    (504)   $  (4,672)       $  (1,554)

                       =========        =========    =========        =========
   INCOME (LOSS) PER
     COMMON SHARE:
     Income (loss)
      before
      extraordinary
      gain             $    (.32)       $    (.04)   $    (.42)       $    (.12)
     Extraordinary
      gain                  -                -             .06             -
                       ---------        ---------    ---------        ---------
     Income (loss) per
      common share     $    (.32)       $    (.04)   $    (.36)       $    (.12)
                       =========        =========    =========        =========


   SHAPE SHIPMENT
     TONS               105,541            97,318      302,780          277,749
                      =========         =========    =========        =========

   BILLET SHIPMENT
     TONS                13,132             9,386       39,114           24,830
                      =========         =========    =========        =========


The quarterly cost of goods sold calculations are based on LIFO estimates.
The actual cost will not be known until year-end inventory quantities and indices are determined.




Statements of Cash Flows (Unaudited; in thousands)
                                                     Nine Months Ended June 30,
                                                       1993              1992
   CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                               $  (4,672)      $  (1,554)
     Extraordinary gain                                   (756)           -
     Depreciation and amortization                       3,492           3,128
     Provision for losses on accounts receivable           283             (35)
     Changes in working capital                          2,529            (138)
                                                     ---------       ---------
        Net cash provided by operations                    876           1,401
                                                     ---------       ---------
   CASH FLOWS FROM INVESTING ACTIVITIES                 (2,275)         (3,030)
                                                     ---------       ---------
   CASH FLOWS FROM FINANCING ACTIVITIES                 (3,695)           (128)
                                                     ---------       ---------
   NET (DECREASE) IN CASH                               (5,094)         (1,757)
   CASH, beginning balance                              11,150          11,024
                                                     ---------       ---------
   CASH, ending balance                              $   6,056       $   9,267
                                                     =========       =========

For additional information contact: Vice President, Treasurer and Chief
Financial Officer, Bayou Steel Corporation, P.O. Box 5000, LaPlace,
Louisiana 70069, 1-504-652-4900
